UNITED STATES

SEC FILE NUMBER 001-38879
CUSIP NUMBER 08862E109
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q
	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For the Period Ended: December 31, 2025

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Beyond Meat, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

888 N. Douglas Street, Suite 100
Address of Principal Executive Office (Street and Number)

El Segundo, CA 90245
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Beyond Meat, Inc., a Delaware corporation (the “Company”), is unable to file its Annual Report on Form 10-K for its fiscal year ended December 31, 2025 (the “Form 10-K”), within the time period prescribed for such report without unreasonable effort or expense. As previously disclosed in its press release dated March 16, 2026, the Company requires additional time to complete a review and analysis related to its inventory balances, including amounts recorded for the provision of excess and obsolete inventory. The Company continues to work diligently to complete its fourth quarter and full year financial close procedures and has not yet made a determination regarding the potential impact on its financial statements. The Company currently expects to finalize its review of this matter and file its Annual Report on Form 10–K no later than March 31, 2026; however, the timing of the filing may be subject to further delay, and the Company cannot provide assurance regarding the definitive filing date while this work remains in progress.

In addition, the Company expects to report that a material weakness in the Company’s internal control over financial reporting existed as of December 31, 2025, related to controls associated with the accounting for its inventory provision. As a result of the expected and previously identified material weaknesses, the Company believes that its internal control over financial reporting was not effective, and its disclosure controls and procedures were not effective, as of December 31, 2025. The Company is reviewing its internal control procedures and is in the process of developing a remediation plan.

Forward Looking Statements

Certain statements in this Form 12b-25 constitute “forward-looking statements” within the meaning of the federal securities laws, including statements related to the Company’s review and analysis of its inventory balances, including amounts recorded for the provision of excess and obsolete inventory and the potential impact on the Company’s financial statements. These statements are based on management’s current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results. These forward-looking statements are only predictions, not historical fact, and involve certain risks and uncertainties, as well as assumptions. Actual results, levels of activity, performance, achievements and events could differ materially from those stated, anticipated or implied by such forward-looking statements. While the Company believes that its assumptions are reasonable, it is very difficult to predict the impact of known factors, and, of course, it is impossible to anticipate all factors that could affect actual results. There are many risks and uncertainties that could cause actual results to differ materially from forward-looking statements made herein including, most prominently, our review and analysis of our inventory balances and their potential impact on the Company’s financial statements, which could be material and could result in a determination by the audit committee of the Company’s board of directors that certain of our previously issued financials statements can no longer be relied upon, if we identify additional material weaknesses in our internal control over financial reporting and disclosure controls and procedures, our inability to timely file reports with the U.S. Securities and Exchange Commission (“SEC”), our ability to satisfy covenants under our debt instruments or other agreements, or our inability to obtain waivers related to any breach of such covenants, and the risks discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 5, 2025, the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2025 filed with the SEC on May 8, 2025, the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 28, 2025 filed with the SEC on August 8, 2025, and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2025 filed with the SEC on November 12, 2025, as well as other factors described from time to time in the Company’s filings with the SEC. Such forward-looking statements are made only as of the date of this Form 12b-25. The Company undertakes no obligation to publicly update or revise any forward-looking statement because of new information, future events or otherwise, except as otherwise required by law. If the Company does update one or more forward-looking statements, no inference should be made that the Company will make additional updates with respect to those or other forward-looking statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Lubi Kutua	866	756-4112
	(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Beyond Meat, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2026	By:	/s/Lubi Kutua
Lubi Kutua
Chief Financial Officer and Treasurer